SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2016

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

20 December 2016
AVIVA PLC ("Aviva")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")

The following table sets out the following transactions by a Person Discharging Managerial Responsibility (PDMR) selling Aviva American Depositary Receipts (ADR) and buying the equivalent number of Aviva plc ordinary shares. The transactions were made in New York on 16 December 2016 and notified to the Company on 19 December 2016. One ADR is equivalent to two ordinary shares.

Name of PDMR	Nature of Transaction	Instrument	Aggregated Volume	Price ($)
Bob Stein	Sale	ADR	2,000	11.9211
Bob Stein	Buy	Shares	4,000	6.0396

The following notifications, made in accordance with the requirements of the EU Market Abuse Regulation, give further detail.

Media Enquiries:
Andrew Reid                                                                             +44 (0)20 7662 3131
Sarah Swailes                                                                            +44 (0)78 0069 4859

General Enquiries:
Roy Tooley, Company Secretarial                                          +44 (0)207 662 6019

 Template for notification and public disclosure of transactions by persons discharging managerial responsibilities (PDMRs) and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	BOB STEIN
2	Reason for the notification
a)	Position/status	INDEPENDENT NON-EXECUTIVE DIRECTOR
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	- AMERICAN DEPOSITARY RECEIPTS IN AVIVA PLC - US05382A1043
b)	Nature of transaction	Sale of American Depositary Receipts (ADR)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$11.92	2000
d)	Aggregated information - Aggregated volume - Price	- $11.92 per share - Total Price $23842.2	2000 total ADRs
e)	Date of the transaction	2016-12-16
f)	Place of the transaction	New York Stock Exchange (XNYS)

Template for notification and public disclosure of transactions by persons discharging managerial responsibilities (PDMRs) and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	BOB STEIN
2	Reason for the notification
a)	Position/status	INDEPENDENT NON-EXECUTIVE DIRECTOR
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	- SHARES - GB0002162385
b)	Nature of transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$6.0396	4000
d)	Aggregated information - Aggregated volume - Price	- $6.0396 per share - Total Price $24158.4	4000 total shares
e)	Date of the transaction	2016-12-16
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 20 December 2016

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary